Exhibit 99.2

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF SINA CORPORATION November 4, 2016 GO GREEN e-Consent makes it easy to go paperless. With e-Consent, you can quickly access your proxy material, statements and other eligible documents online, while reducing costs, clutter and paper waste. Enroll today via www.amstock.com to enjoy online access. NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIAL: You can view the Notice of Meeting, Proxy Card and our 2015 Annual Report to Shareholders at http://corp.sina.com.cn/eng/AGM Please sign, date and mail your proxy card in the envelope provided as soon as possible. Please detach along perforated line and mail in the envelope provided. 00033300000000000000 5 080814 THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSALS LISTED BELOW. PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE X FOR AGAINST ABSTAIN 1. RE-ELECTION OF TER FUNG TSAO AS A DIRECTOR OF THE COMPANY: 2. RATIFY THE APPOINTMENT OF PRICEWATERHOUSECOOP-ERS ZHONG TIAN LLP AS THE INDEPENDENT AUDITORS OF THE COMPANY: THIS PROXY WILL BE VOTED AS DIRECTED OR, WHERE CHAIRMAN OF THE ANNUAL MEETING IS THE PROXY HOLDER, IF NO CONTRARY DIRECTION IS INDICATED, WILL BE VOTED AS FOLLOWS: (1) FOR THE RE-ELECTION OF TER FUNG TSAO AS A DIRECTOR OF THE COMPANY; (2) FORTHE PROPOSAL TO RATIFY THE APPOINTMENT OF PRICEWATERHOUSECOOPERS ZHONG TIAN AUDITORS OF THE COMPANY. LLP AS THE INDEPENDENT indicate your new address in the address space above. Please note that Signature of Shareholder Date: Signature of Shareholder Date: Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person. To change the address on your account, please check the box at right and changes to the registered name(s) on the account may not be submitted via this method.

- 0 SINA CORPORATION THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF SINA CORPORATION FOR THE ANNUAL MEETING OF SHAREHOLDERS TO BE HELD ON NOVEMBER 4, 2016 The undersigned shareholder of Sina Corporation, a Cayman Islands company (the "Company"), hereby acknowledges receipt of the Notice of Annual General Meeting of Shareholders and Proxy Card, each dated September 8, 2016, and hereby appoints Charles Chao and Bonnie Zhang or either of them, OR (shareholder to fill in only if shareholder chooses a person other than Charles Chao or Bonnie Zhang as proxy), proxies and attorneys-in-fact, with full power to each of substitution, on behalf and in the name of the undersigned, to represent the undersigned at the Annual General Meeting of Shareholders of Sina Corporation to be held on Friday, November 4, 2016 at 2:00 p.m., local time, at 42nd Floor, Edinburg Tower, The Landmark, 15 Queen's Road, Central, Hong Kong and at any adjournment or postponement thereof, and to vote all ordinary shares which the undersigned would be entitled to vote if then and there personally present, on the matters set forth on the reverse side: PLEASE SIGN ON REVERSE SIDE AND RETURN IMMEDIATELY 14475